Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 06.06.02

ORK – Trade subject to notification own shares

Orkla ASA has on 05 June 2002 bought 180,000 Orkla shares at a price of NOK 152,93 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,288,902.

The AGM adopted in May to amortise 2,944,670 own shares. The amortisation will be carried out in August 2002 and is not reflected in the above figures.